SCHEDULE 13G

Amendment No. 1

Triad Guaranty Inc.

Common Stock

Cusip #895925105

Filing Fee: No

Cusip #895925 10 5

Item 1:	Reporting Person - Collateral Holdings, Ltd.

Item 4:	Alabama

Item 5:	-0-

Item 6:	2,572,550

Item 7:	-0-

Item 8:	2,572,550

Item 9:	2,572,550

Item 11:	16.8%

Item 12:	PN

Cusip #895925 10 5

Item 1:	Collat, Inc.

Item 4:	Alabama

Item 5:	-0-

Item 6:	2,572,550

Item 7:	-0-

Item 8:	2,572,550

Item 9:	2,572,550

Item 11:	16.8%

Item 12:	CO

Cusip #895925 10 5

Item 1: William T. Ratliff, Jr.

Item 4:	United States

Item 5:	93,392

Item 6:	2,572,550

Item 7:	93,392

Item 8:	2,572,550

Item 9:	2,665,942

Item 11:	17.4%

Item 12:	IN

Cusip #895925 10 5

Item 1:	William T. Ratliff, III

Item 4:	United States

Item 5:	314,376

Item 6:	2,819,068

Item 7:	314,376

Item 8:	2,819,068

Item 9:	3,133,444

Item 11:	20.4%

Item 12:	IN

SCHEDULE 13G – TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(b) or 13d-2(b)

Item 1(a)	Name of Issuer:

Triad Guaranty, Inc.

Item 1(b)	Name of Issuer’s Principal Executive Offices:

101 South Stratford Road, Suite 500
Winston-Salem, NC 27104

Item 2(a)	Name of Person Filing:

This Schedule 13G is filed on behalf of Collateral Holdings, Ltd., an Alabama limited partnership (“CHL”), Collat, Inc., an Alabama corporation (“Collat”), William T. Ratliff, Jr., (“Ratliff, Jr.”) and William T. Ratliff, III (“Ratliff, III”), (CHL, Collat, Ratliff, Jr. and Ratliff, III are collectively referred to hereinafter as the “Filing Persons”).

CHL is a direct beneficial owner of more than 5% of the common stock of Triad Guaranty Inc.

CHL
---
Ratliff, Jr. beneficially owns 11.0% of the outstanding limited partnership interests in CHL. Ratliff, III beneficially owns 12.0% of the outstanding limited partnership interests in CHL.

Collat
---
Collat is the general partner of CHL. Ratliff, Jr. beneficially owns 0% of the outstanding voting capital stock of Collat. Ratliff, III is president and a director of Collat and beneficially owns 50.2% of the outstanding voting capital stock of Collat.

Item 2(b)	Address or Principal Business Office or, if None, Residence:

CHL, Collat, Inc., William T. Ratliff, Jr. and William T. Ratliff, III have their principal business office at 1900 Crestwood Boulevard, Suite 300, Birmingham, AL 35210.

Item 2(c)	Citizenship:

Not applicable

Item 2(d)	Title of Class of Securities:

Common Stock, $.01 par value

Item 2(e)	CUSIP Number:

895925 10 5

Item 3	If this statement is filed pursuant to Rule 13d-1(b) or 13d – 2(b), check whether the person filing is a:

Not applicable

Item 4	Ownership

(a) Amount Beneficially Owned:*

William T. Ratliff, Jr.
--------------------------
The aggregate amount beneficially owned by William T. Ratliff, Jr., includes 2,572,550 shares held of record by CHL.

William T. Ratliff, III
--------------------------
The aggregate amount beneficially owned by William T. Ratliff, III, includes 2,572,550 shares held of record by CHL, 2,117 shares held of record by his wife, 7,077 shares held of record in Trusts for his minor children, 11,760 shares which he could acquire through the exercise of stock options, 74,555 shares of common stock through RaS II, Ltd, a family limited partnership, and 246,518 shares of common stock as 1 of 5 trustees for a Grandchildren’s Trust.

(b) Percent of Class:*

(c) Number of shares as to which such person has:

(i) sole power to vote or to direct the vote:*

(ii) shared power to vote or to direct the vote:*

(iii) sole power to dispose or to direct the disposition of:*

(iv) shared power to dispose or to direct the disposition of:*

“*”	Items 5 – 11 relating to each Filing Person included in this Schedule 13G are incorporated herein by reference and show, respectively, the beneficial ownership of each Filing Person.

Item 5	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable

Item 8	Identification and Classification of Members of the Group

The Filing Persons have entered into a Joint Reporting Agreement dated February 13, 2012, which is attached hereto as Exhibit A, pursuant to which they have agreed to file one joint statement on behalf of all of them with respect to the subject matter of this Schedule 13G.

Item 9:	Notice of Dissolution of Group

Not applicable

Item 10	Certification

Not applicable

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2012

COLLATERAL HOLDINGS, LTD.

By:	/s/ Cheryl Stone Megginson
Cheryl Stone Megginson
Sr. Vice President and Chief Financial Officer

COLLAT, INC.

By:	/s/ William T. Ratliff, III
William T. Ratliff, III
President

WILLIAM T. RATLIFF, Jr.

By:	/s/ William T. Ratliff, Jr.
William T. Ratliff, Jr.

WILLIAM T. RATLIFF, III

By:	/s/ William T. Ratliff, III
William T. Ratliff, III

EXHIBIT A

JOINT REPORTING AGREEMENT

In consideration of the mutual covenants herein contained, each of the parties hereto represents to and agrees with each other as follows:

1. Such party is eligible to file a statement or statements on Schedule 13G pertaining to the Common Stock, $.01 par value per share, of Triad Guaranty Inc., a Delaware corporation, to which this agreement is an exhibit, for the filing of the information contained therein.

2. Such party is responsible for the timely filing of such statement and any amendments thereto and for the completeness and accuracy of the information concerning such party contained therein; provided that no such party is responsible for the completeness or accuracy of the information concerning any other party making the filing, unless such party knows or has reason to believe that such information is inaccurate.

3. Such party agrees that such statement is filed by and on behalf of each such party and that any amendment or amendments thereto will be filed on behalf of each such party.

This agreement may be executed in one or more counterparts, each of which shall be deemed to be an original instrument, but all of such counterparts together shall constitute but one agreement.

Dated: February 13, 2012

COLLATERAL HOLDINGS, LTD.

By:	/s/ Cheryl Stone Megginson
Cheryl Stone Megginson
Sr. Vice President and Chief Financial Officer

COLLAT, INC.

By:	/s/ William T. Ratliff, III
William T. Ratliff, III
President

WILLIAM T. RATLIFF, JR.

By:	/s/ William T. Ratliff, Jr.
William T. Ratliff, Jr.

WILLIAM T. RATLIFF, III

By:	/s/ William T. Ratliff, III
William T. Ratliff, III